  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Nippon Kasei Kabushiki Kaisha
(Name of Subject Company)
Nippon Kasei Chemical Company Limited
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
Mitsubishi Chemical Holdings Corporation
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
Nippon Kasei Chemical Company Limited Attn: Shingo Miyata Across Shinkawa Bldg. 1-8-8 Shinkawa Chuo-ku, Tokyo, 104-0033 Japan +81-3-5540-5861
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit
Number
99.1	English Translation of Notice of Convocation of Extraordinary Meeting of Shareholders

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Mitsubishi Chemical Holdings Corporation submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated September 14, 2016.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mitsubishi Chemical Holdings Corporation

/s/ Noriyoshi Ohira

Name:	Noriyoshi Ohira

Title:	Representative Corporate Executive Officer Senior Management Corporate Executive Officer

Date:	November 1, 2016